Cancer Genetics, Inc.

201 Route 17 North, 2nd Floor

Rutherford, NJ 07070

June 1, 2017

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: James Lopez

Re:                             Cancer Genetics, Inc. (the “Company”) Registration Statement on Form S-3

File No. 333-218229

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement on Form S-3, and pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-mentioned Registration Statement (the “Filing”) on Form S-3 be accelerated to 5:00 p.m. (New York time) on Monday, June 5, 2017, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Alan Wovsaniker of Lowenstein Sandler LLP at (973) 597-2564 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

CANCER GENETICS, INC.

By:	/s/ John A. Roberts
	Name:	John A. Roberts
	Title:	Chief Operating Officer

cc:        Alan Wovsaniker, Esq.

Lowenstein Sandler LLP